Exhibit 6

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is effective as of November 7, 2024 by and between Cimpress plc, a public limited company formed under the laws of Ireland (the “Company”), on the one hand, and Prescott Associates L.P., a New York limited partnership, Prescott International Partners L.P., a Delaware limited partnership, Idoya Partners L.P., a New York limited partnership, and Prescott Investors, Inc. Profit Sharing Plan, an employee profit-sharing plan organized under the laws of the State of Delaware, on the other hand (each, a “Seller” and collectively, the “Sellers”).

WHEREAS, each Seller owns issued and outstanding ordinary shares, nominal value €0.01 per share, of the Company (“Ordinary Shares”);

WHEREAS, the Company announced on May 29, 2024 that its Board of Directors authorized the repurchase of up to $200,000,000 aggregate purchase price of the Company’s issued and outstanding ordinary shares (the “Share Repurchase Program”); and

WHEREAS, pursuant to the Share Repurchase Program and subject to the terms and conditions set forth herein, each Seller desires to sell, and the Company desires to purchase from such Seller, free and clear of any and all Liens (as defined herein), the number Ordinary Shares set forth opposite such Seller’s name on Exhibit A, for the aggregate purchase price set forth opposite such Seller’s name on Exhibit A.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

PURCHASE AND SALE; CLOSING

Section 1.1. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, each Seller hereby sells, conveys, assigns, transfers and delivers to the Company (subject to receipt of the payment provided herein), and the Company hereby purchases from such Seller, the number Ordinary Shares set forth opposite such Seller’s name on Exhibit A (as applicable, the “Purchased Shares”), free and clear of any and all mortgages, pledges, liens, security interests or similar encumbrances (collectively, “Liens”).

Section 1.2. Purchase Price. Upon the terms and subject to the conditions of this Agreement, at the Closing and in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Company of the Purchased Shares, the Company shall pay to each Seller a price per Purchased Share of $79.10, for the aggregate purchase price set forth opposite such Seller’s name on Exhibit A (as applicable, the “Purchase Price”).

Section 1.3. Expenses. All fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party. Prior to the Closing Date (as defined below), the Seller shall provide to the Company an appropriate, correct and complete Internal Revenue Service Form W-9 or W-8, or if applicable confirm in writing to the Company that any such form which the Company has on file remains appropriate, correct and complete.

Section 1.4. Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place no later than November 8, 2024 (the “Closing Date”). Notwithstanding anything to the contrary contained in this Agreement, the acquisition of Ordinary Shares by the Company hereunder shall be regarded as, and shall constitute, a redemption by the Company of such Ordinary Shares in accordance with Article 4.2 of the articles of association of the Company.

Section 1.5. Closing Delivery.

(a) At or prior to the Closing Date, in accordance with Section 1.1 hereof, (i) the Sellers shall cause their broker(s) to deliver the Purchased Shares to Computershare Trust Company, Inc. (“Computershare”) through the facilities of the Depository Trust Company’s DWAC system, and (ii) the Company shall deliver a letter to Computershare, in a form reasonably acceptable to Computershare, which letter shall include the broker name, DTC number, contact person, email address, telephone number and number of Purchased Shares to be so transferred, instructing Computershare to accept the DWAC.

(b) On the Closing Date, upon confirmation from Computershare that all documents have been delivered in accordance with Sections 1.1 and 1.5(a), the Company shall deliver or cause to be delivered to each Seller the Purchase Price by wire transfer of immediately available funds to such account(s) as such Seller shall have specified in writing prior to such Closing Date.

(c) Each party hereto further agrees to execute and deliver such other instruments as shall be reasonably requested by a party hereto to consummate the transactions contemplated by this Agreement.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Each Seller hereby makes the following representations and warranties to the Company:

Section 2.1. Existence; Authority. Such Seller is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Seller has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 2.2. Enforceability. This Agreement has been duly and validly executed and delivered by such Seller, and, assuming due and valid authorization, execution and delivery by the Company, this Agreement will constitute a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 2.3. Ownership. Such Seller is the beneficial owner of the Purchased Shares free and clear of any and all Liens. Such Seller has full power and authority to transfer full legal and beneficial ownership of the Purchased Shares to the Company, and such Seller is not required to obtain the consent or approval of any person or governmental agency or organization to effect the sale of the Purchased Shares.

Section 2.4. Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of such Seller, threatened against such Seller that could impair the ability of such Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 2.5. No Brokers or Tax Withholding. Such Seller is not a party to any agreement, arrangement or understanding which could result in the Company having any obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by this Agreement.

Section 2.6. Other Acknowledgments. Such Seller represents and acknowledges that it is a sophisticated investor and that it knows that the Company may have material non-public information concerning the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to such Seller’s decision to sell the Purchased Shares or otherwise materially adverse to such Seller’s interests. Such Seller acknowledges and agrees that the Company shall have no obligation to disclose to it any such information. Such Seller further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and has, independently and without reliance upon the Company, made its or his own analysis and decision to sell the Purchased Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Purchased Shares, such Seller is not relying on the Company (or any agent or representative thereof). Such Seller has carefully considered and, to the extent it believes such discussion necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the sale of the Purchased Shares. Such Seller acknowledges that none of the Company or any of its directors, officers, subsidiaries or affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company makes the following representations and warranties to each Seller:

Section 3.1. Existence; Authority. The Company is a public limited company, validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the laws of Ireland. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

Section 3.2. Enforceability. This Agreement has been duly and validly executed, and, assuming due and valid authorization, execution and delivery by each Seller, this Agreement will constitute a legal, valid and binding obligations of the Company, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles. The purchase of the Purchased Shares by the Company (i) was privately negotiated in an independent transaction and (ii) does not violate any rules or regulations applicable to the Company.

Section 3.3. Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company that could impair its ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.4. No Brokers. The Company is not a party to any agreement, arrangement or understanding which could result in any Seller having any obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by this Agreement.

Section 3.5. Other Acknowledgments. The Company represents and acknowledges that it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, that it has such knowledge and experience in financial and business matters and in making investments of the type contemplated by this Agreement as to enable it to make an informed decision regarding the purchase of the Purchased Shares and has, independently and without reliance upon any Seller, made its or his own analysis and decision to purchase the Purchased Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the purchase of the Purchased Shares, the Company is not relying on any Seller (or any agent or representative thereof). The Company has carefully considered and, to the extent it believes such discussion necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the purchase of the Purchased Shares. The Company acknowledges that Scott J. Vassalluzzo, a member of the Company’s board of directors, is (i) a managing member of Prescott General Partners LLC (“PGP”), which serves as the general partner of Prescott Associates L.P., Prescott International Partners L.P. and Idoya Partners L.P., and (ii) a trustee of the Prescott Investors, Inc. Profit Sharing Plan. The Company acknowledges that none of the Sellers, PGP or any of their respective partners, members, trustees or affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

ARTICLE IV.

MISCELLANEOUS

Section 4.1. Survival. Each of the representations, warranties, covenants, and agreements in this Agreement shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 4.2. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, mail (registered or certified, postage prepaid, return receipt requested) or electronic mail to the respective parties hereto addressed as follows:

If to the Company:

Cimpress plc

First Floor Building 3

Finnabair Business and Technology Park A91 XR61

Dundalk, Co. Louth Ireland

Attention: Matthew Walsh

Email: mwalsh@cimpress.com

If to the Sellers:

c/o Prescott General Partners LLC

2200 Butts Road, Suite 320

Boca Raton, FL 33431

Attention: Michelle Chung

Email: mchung@prescottinvestors.com

Section 4.3. Specific Performance. The Company and each Seller acknowledge and agree that the other would be irreparably injured by a breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, the parties agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity.

Section 4.4. No Waiver. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 4.5. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 4.6. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld). Any purported assignment of a party’s rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 4.7. Entire Agreement; Amendments. This Agreement (including any Schedules and Exhibits hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 4.8. Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.9. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

Section 4.10. Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the federal or state courts of the State of New York (the “Chosen Courts”) in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law.

Section 4.11. Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 4.12. Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 4.13. Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

Section 4.14. Public Disclosure; No Confidentiality. The Company acknowledges that, within the time period required by applicable law, each Seller or an affiliate thereof shall file or cause to be filed with the U.S. Securities and Exchange Commission a Form 4 and an amendment to their most recent Schedule 13D, as amended, disclosing the transactions contemplated hereby. The parties further acknowledge that no confidentiality or other obligations are created by this Agreement or the transactions contemplated hereby (other than the express obligations set forth in this Agreement) and, without limitation of the foregoing, the Company acknowledges that each Seller may therefore purchase or sell securities of the Company and there is no expectation of the Company that any Seller and its affiliates will refrain from doing so.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

CIMPRESS PLC

By:	/s/ Sean Quinn
Name:	Sean Quinn
Title:	Executive Vice President and Chief Financial Officer

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

By:	/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT INTERNATIONAL PARTNERS L.P.

By: Prescott General Partners LLC
Its: General Partner

By:	/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

IDOYA PARTNERS L.P.

By: Prescott General Partners LLC
Its: General Partner

By:	/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Managing Member

PRESCOTT INVESTORS, INC. PROFIT SHARING PLAN

By: Prescott General Partners LLC
Its: General Partner

By:	/s/ Scott J. Vassalluzzo
Name:	Scott J. Vassalluzzo
Title:	Trustee

[Signature Page to Purchase Agreement]

Exhibit A

Seller	Ordinary Shares	Purchase Price
Prescott Associates L.P.	202,276	$16,000,031.60
Prescott International Partners L.P.	28,445	$2,249,999.50
Idoya Partners L.P.	63,211	$4,999,990.10
Prescott Investors, Inc. Profit Sharing Plan	22,124	$1,750,008.40